東方有色集團有限公司*
ONFEM HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)

[redacted]

06016128

8th August, 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

BY AIRMAIL

SEC FILE NO. 82-3735

SUPPL

Dear Sirs,

Re: ONFEM Holdings Limited (the "Company")
- Information furnished pursuant to Rule 12g(3)-2(b)
Under the Securities Exchange Act of 1934 (the "Act")

In order to maintain the Company's exemption from Section 12(g) of the Act pursuant to Rule 12g(3)-2(b) under the Act, we submit herewith two copies of an announcement of the Company dated 7th August, 2006.

The enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

Yours faithfully,
For and on behalf of
ONFEM HOLDINGS LIMITED

PROCESSED
AUG 23 2006 E
THOMSON
FINANCIAL

Zoe Chung
Company Secretary
Enclosures

dlw 8/22

香港九龍尖沙咀漆咸道南79號中國五礦大廈18樓 電話：2613 6363 傳真：2581 9823
18/F., CHINA MINMETALS TOWER, 79 CHATHAM ROAD SOUTH, TSIMSHATSUI, KOWLOON, HONG KONG TEL : 2613 6363 FAX : 2581 9823

* *For identification purpose only*

ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 230)

APPOINTMENT OF COMPANY SECRETARY

The board of directors ("**Board**") of ONFEM Holdings Limited ("**Company**") announces that Ms. Chung Wing Yee ("**Ms. Chung**") has been appointed as the company secretary and the alternate to the authorised representatives of the Company with effect from 7th August, 2006.

Ms. Chung is an associate member of The Hong Kong Institute of Chartered Secretaries and The Institute of Chartered Secretaries and Administrators.

The Board would like to welcome Ms. Chung to join the Company.

By order of the Board
Wang Xingdong
Managing Director

Hong Kong, 7th August, 2006

As at the date hereof, the Board comprises eight directors, namely, Mr. Zhou Zhongshu^, Mr. Wang Xingdong#, Mr. Yan Xichuan#, Mr. Qian Wenchao#, Ms. He Xiaoli#, Mr. Lam Chun, Daniel+, Mr. Selwyn Mar+ and Ms. Tam Wai Chu, Maria+.

\# *Executive director*
^ *Non-executive director*
\+ *Independent non-executive director*

ONFEM HOLDINGS LIMITED
東方有色集團有限公司*

(於百慕達註冊成立之有限公司)

(股份代號：230)

委任公司秘書

東方有色集團有限公司(「**本公司**」)董事會(「**董事會**」)謹此宣佈，委任鍾詠儀小姐(「**鍾小姐**」)為本公司之公司秘書及替任授權代表，生效日期為二零零六年八月七日。

鍾小姐為香港特許秘書公會及英國特許秘書及行政人員公會之會員。

董事會謹此歡迎鍾小姐加入本公司。

承董事會命
董事總經理
王幸東

香港，二零零六年八月七日

於本公佈之日期，董事會由八名董事組成，即周中樞先生^、王幸東先生#、閻西川先生#、錢文超先生#、何小麗女士#、林濬先生+、馬紹援先生+及譚惠珠女士+。

\# *執行董事*
^ *非執行董事*
\+ *獨立非執行董事*

* *僅供識別*

ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 230)

APPOINTMENT OF COMPANY SECRETARY

The board of directors ("**Board**") of ONFEM Holdings Limited ("**Company**") announces that Ms. Chung Wing Yee ("**Ms. Chung**") has been appointed as the company secretary and the alternate to the authorised representatives of the Company with effect from 7th August, 2006.

Ms. Chung is an associate member of The Hong Kong Institute of Chartered Secretaries and The Institute of Chartered Secretaries and Administrators.

The Board would like to welcome Ms. Chung to join the Company.

By order of the Board
Wang Xingdong
Managing Director

Hong Kong, 7th August, 2006

As at the date hereof, the Board comprises eight directors, namely, Mr. Zhou Zhongshu^, Mr. Wang Xingdong#, Mr. Yan Xichuan#, Mr. Qian Wenchao#, Ms. He Xiaoli#, Mr. Lam Chun, Daniel+, Mr. Selwyn Mar+ and Ms. Tam Wai Chu, Maria+.

\# *Executive director*
^ *Non-executive director*
\+ *Independent non-executive director*

ONFEM HOLDINGS LIMITED
東方有色集團有限公司*

(於百慕達註冊成立之有限公司)

(股份代號：230)

委任公司秘書

東方有色集團有限公司(「**本公司**」)董事會(「**董事會**」)謹此宣佈，委任鍾詠儀小姐(「**鍾小姐**」)為本公司之公司秘書及替任授權代表，生效日期為二零零六年八月七日。

鍾小姐為香港特許秘書公會及英國特許秘書及行政人員公會之會員。

董事會謹此歡迎鍾小姐加入本公司。

承董事會命
董事總經理
王幸東

香港，二零零六年八月七日

於本公佈之日期，董事會由八名董事組成，即周中樞先生^、王幸東先生#、閻西川先生#、錢文超先生#、何小麗女士#、林濬先生+、馬紹援先生+及譚惠珠女士+。

\# *執行董事*
^ *非執行董事*
\+ *獨立非執行董事*

* *僅供識別*